VIA EDGAR (Correspondence Filing)

August 6, 2012

Richard Pfordte
Branch Chief
Office of Disclosure and Review
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Wakefield Alternative Series Trust, Files Nos.: 333-177169; 811-22612

Dear Mr. Pfordte:

On October 4, 2011, Wakefield Alternative Series Trust (the "Registrant"), on behalf of the Wakefield Managed Futures Strategy Fund ("Fund"), the sole series of the Registrant, filed its registration statement on Form N-1A.  By letter dated November 3, 2011, Ms. Lithothomas provided written comments regarding the filing to which the Registrant responded by letter dated December 12, 2011.  Subsequently, you and Ms. Lithothomas provided supplemental oral comments to which the Registrant responded by letter dated June 18, 2012.  Please find below the Registrant's responses to additional oral comments that you provided July 31, 2012.

Each comment is set forth below and followed by the response of the Registrant, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  An attachment of the prospectus, which has been marked to show response letter-related edits and other minor corrections, is included to aid in the review of the Registrant’s responses.

1. Comment.  Provide the Fund’s diversification policy in the Statement of Additional Information, including the elements of Investment Company Act of 1940, Section 5, diversification definition.

Response.  The Fund has amended the Statement of Additional Information as requested to include the following.

As a diversified Fund, the Fund will invest in the securities of any issuer only if, immediately after such investment, at least 75% of the value of the total assets of the Fund will be invested in cash and cash items (including receivables), government securities, securities of other investment companies, and other securities for the purposes of this calculation limited in respect of any one issuer to an amount (determined immediately after the latest acquisition of securities of the issuer) not greater in value than 5% of the value of the total assets of the Fund and to not more than 10% of the outstanding voting securities of such issuer.

2. Comment.  Explain the meaning of absolute returns in the strategy section in the statutory and summary prospectus.

Response.  The prospectus sections have been amended to include disclosure that indicates that the Fund’s objective of “absolute returns” refers to a strategy that pursues returns independent of a traditional benchmark, like a stock or bond index, by investing in alternative asset classes.

3. Comment.  With respect to the underlying funds, disclose that they:

(a) are not investment companies, nor hedge funds,

(b) are regulated by the CFTC or exempt,

(c) are regulated by the SEC or exempt,

(d) may have leverage limits,

(e) have securities that are publicly or privately offered and

(f) present duplicate expenses to those of the Fund.

Responses  Relevant portions of the prospectus have been amended (as indicated in the attachment) to disclose that underlying funds are:

(a) are not investment companies, nor hedge funds,

(b) generally are regulated by the CFTC,

(c) are usually not regulated by the SEC,

(d) have few leverage limits, and

(e) have securities that are publicly or privately offered.

(f) However, with respect to duplicate expenses to those of the Fund, the Registrant notes that this information is presently disclosed under principal investment risks.

4. Comment.

(a) Disclose the Fund’s maximum exposure to commodities.

(b) Define each commodity as an industry or give support as to why a commodity is not in industry.

(c) If a commodity is an industry, disclose how the fund will account for them under its industry classification policy.

Responses.

(a) The Fund’s disclosure has been revised to state that the Fund’s maximum exposure to commodities will not exceed the Fund’s net asset value.

(b) The Registrant does not believe that commodities are a form of industry as contemplated in Form N-1A promulgate pursuant to the Investment Company Act of 1940, because commodities lack most of the hallmarks of industrial activities such as factory production, workers, earnings, losses and risk of default; but rather present the Fund with an opportunity to capitalize solely on price changes with respect to the various commodities.  Additionally, readily-accepted means of defining industries such as the Standard Industrial Classification Code (SIC) and North American Industry Classification System (NAICS) do not recognize commodity futures as an industry.

(c) The Registrant believes that because commodities are not an industry, they do not fall within the ambit of the Fund’s industry classification investment policy.

5. Comment.  Disclose what Investment Company Act of 1940 protections are lacking for the Cayman Island subsidiary.

Response.  The Registrant has amended Subsidiary-related disclosures to note that Cayman Island regulations impose fewer restrictions on Board composition, affiliated transactions, leverage, investment liquidity and custodial arrangements.  However, the Subsidiary will be managed to comply with the Investment Company Act of 1940 with respect to Board composition, custody and ,when measured on a consolidated basis with the Fund, leverage and liquidity restrictions.

6. Comment.  Include in the exhibits the investment advisory contract with the Cayman Island subsidiary.

Response.  The Registrant will include the investment advisory contract with the Cayman Island subsidiary as an exhibit in pre-effective amendment number 2.

7. Comment.  Include an undertaking not to offer shares publicly until the initial shareholder has approved all relevant contracts, if the initial shareholder has not done so as of effective date of Fund.

Response.  The initial shareholder has approved the election of Trustees as well as all relevant contracts.

8. Comment.  In Part C, expand the undertaking to include inspection of books and records of the subsidiary and appoint an agent for service of process (for example, one of the trustees)

Response.  The undertakings have been amended to read as follows.

The Registrant undertakes that its Subsidiary, WMFS Fund Limited, will submit to inspection by the Securities and Exchange Commission, including books and records.  Patrick J. Kane has been selected to serve as agent for service of process in the United States for the Registrant’s Subsidiary, and Mr. Kane has accepted such appointment.

9. Comment.  In the Statement of Additional Information, include sub-adviser compensation.

Response.  The Statement of Additional Information has been amended to include sub-adviser compensation.

10. Comment.  Review all disclosures regarding investment adviser compensation for managing the Subsidiary to assure it’s clearly stated at zero.

Response.  The Registrant has amended disclosures regarding investment adviser compensation for managing the Subsidiary to clearly state the compensation is zero.

11. Comment.  With respect to the expense limitation agreement, which excludes acquired fund fees and expenses, interest and short selling expense, confirm in the response letter that the Fund anticipates these will be zero.

Response.  The Registrant conforms that acquired fund fees and expenses, interest and short selling expense are expected to be zero.

12. Comment.  Under fundamental policies in the Statement of Additional Information, include a recitation that private mortgage backed securities are deemed to be an industry.  This may be broken down to residential private mortgage backed securities and commercial private mortgage backed securities.

Response.  Under the fundamental policies in the Statement of Additional Information, the industry concentration disclosure has been amended, in relevant part, to include the following.

The Fund will not:  Invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry.  The Fund defines non-U.S. Government agency (private) residential mortgage-backed securities as an industry and defines non- U.S. Government agency (private) commercial mortgage-backed securities as an industry.

13. Comment.  In the response letter, state why you have not indicated that the IRS has stopped issuing private letter rulings. State whether or not you’ve received a tax opinion and state whether or not you believe this to be a material risk.

Response.  The Registrant’s disclosures do not indicate that the IRS has stopped issuing private letter rulings because the Registrant is not relying upon one, nor the principals contained in private letter rulings issued to other tax payers.  Therefore, the Fund would not be affected by withdrawal of or changes to private letter rulings.  The Registrant is relying upon qualifying income statutory authority under Section 851 of the Internal Revenue Code, under which actual distributions from the CFC (rather than income earned but not yet distributed) is qualifying income.  The Registrant believes, based on discussions with the Registrant’s auditors and legal counsel, the statutory authority is satisfactory and an opinion is not warranted.  The Registrant does not believe the lack of a tax opinion or changes to the scope and nature of private letter rulings present a material risk to the Fund.  The Registrant has amended related disclosures to clarify the Fund’s position with respect to qualifying income.

14. Comment.  Please address whether or not changes in CFTC regulation that will be effective January 1, 2013 are a material risk.  If you do not believe they are, so state in the response letter.

Response.  The Registrant believes it understands the changes in CFTC regulation that will be effective January 1, 2013 and intends to comply with any regulatory requirements.  The Registrant does not believe the changes in CTFC regulation presents a material risk.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges:

×	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

×
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

×	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP

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